Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

BY AND AMONG

MATTRESS FIRM, INC.,

MATTRESS XPRESS, INC.,

MATTRESS XPRESS OF GEORGIA, INC.,

STEVEN MILESIC

AND

STEVE LYTELL

September 4, 2012

TABLE OF CONTENTS

(continued)

ii

SCHEDULES:

Schedule 1.1(b)	Seller Facilities
Schedule 1.1(d)(i)	Existing Leases
Schedule 1.1(c)	Assigned Permits
Schedule 1.1(d)(iii)	Assigned Contracts
Schedule 1.1(k)	Vehicles
Schedule 1.1(m)	Bank Accounts
Schedule 1.2(a)	Excluded Assets
Schedule 4.1(c)	Third Party and Governmental Consents (Seller)
Schedule 4.1(e)(i)	Financial Statements
Schedule 4.1(e)(ii)	Sales Information
Schedule 4.1(f)	Assets
Schedule 4.1(f)(i)(A)	Leases Requiring Landlord Consent
Schedule 4.1(f)(i)(B)	Leases with Recapture Rights
Schedule 4.1(f)(i)	Encumbrances to be Released at Closing
Schedule 4.1(h)	Employees
Schedule 4.1(i)	Benefit Plans/ERISA
Schedule 4.1(j)	Subsequent Events
Schedule 4.1(k)	Legal Proceedings
Schedule 4.1(n)	Environmental Matters
Schedule 4.1(o)	Undisclosed Liabilities
Schedule 4.1(p)(iii)	Assumed Leases
Schedule 4.1(p)	Insurance

EXHIBITS:

Exhibit A	Form of Note
Exhibit B	Form of Assignment and Assumption Agreement

These schedules and exhibits have been omitted from the copy of this Asset Purchase Agreement filed with the Securities and Exchange Commission.  Mattress Firm Holding Corp. hereby agrees to furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request therefor.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into this 4th day of September, 2012, by and among MATTRESS FIRM, INC., a Delaware corporation (the “Buyer”), MATTRESS XPRESS, INC., a Florida corporation (“Xpress Florida”), MATTRESS XPRESS OF GEORGIA, INC., a Georgia corporation (“Xpress Georgia” and together with Xpress Florida, the “Sellers”), Steven Milesic (solely for the purposes of ARTICLE VI and Section 9.9) and Steve Lytell (solely for the purposes of ARTICLE VI and Section 9.9, and together with Steven Milesic, the “Shareholders”).  The Sellers, the Buyer and the Shareholders may be referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Sellers are engaged in the retail sale of mattresses, bedding and related products (the “Business”);

WHEREAS, the Sellers desire to sell and transfer to the Buyer, and the Buyer desires to purchase and acquire from the Sellers, substantially all of the assets and certain specified liabilities used in the Business, on the terms and conditions set forth in this Agreement; and

WHEREAS, the Shareholders will receive an indirect economic benefit from the consummation of the transactions contemplated herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
THE TRANSACTION

1.1                               Sale and Purchase of the Assets. On the Closing Date (as hereinafter defined), the Sellers agree to sell, convey, transfer, and assign to the Buyer, and the Buyer agrees to purchase and acquire from the Sellers, all of the Sellers’ rights, title and interests in and to all of the assets, properties and Business held by the Sellers on the Closing Date other than the Excluded Assets (as hereinafter defined) (collectively, the “Assets”) free and clear of all mortgages, pledges, liens, encumbrances, charges or other security interests (collectively, “Encumbrances”) other than Permitted Encumbrances.  As used in this Agreement, the term “Permitted Encumbrances” shall mean, collectively, (i) statutory liens for Taxes that are not yet delinquent or Taxes that are being contested in good faith by appropriate proceedings; (ii) statutory, common or civil law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens with respect to amounts not yet due and payable that individually or in the aggregate could not reasonably be expected to result in a material reduction in the value of, or interfere in any material respect with the use or operation of, the Assets affected by such items, or which are being contested in good faith; (iii)  any Encumbrances caused by the landlords of the Assumed Leases (as hereinafter defined) that individually or in the aggregate could not reasonably be expected to result in a material reduction in the value of, or interfere in any material respect with the use or operation of, the Assets affected by such items; and (iv) any minor imperfection of title, recorded easements, covenants, conditions or other restrictions (including rights of way, zoning and setback requirements) that individually or in the aggregate with other such items could not reasonably be expected to result in a material reduction in the value of, or interfere in any material respect with the use or operation of, the Assets affected by such items.  The Assets include, but are not limited to, the following:

(a)                                 all trailers, loaders, ramps, rolling stock and related accessories and equipment owned by the Sellers and used in the Business on the Closing Date;

(b)                                 all of the furniture, trade fixtures, equipment, leasehold improvements, furnishings, computer hardware, machinery, spare parts and tools (collectively, the “Equipment”), supplies, materials and inventory, including mattresses, foundation and box spring units, headboards, footboards, frames and other mattress and bedding accessories (collectively, the “Inventory”), and all other tangible personal property owned by the Sellers and used in the Business on the Closing Date, including all Equipment, Inventory and other tangible personal property located at the facilities listed on Schedule 1.1(b) (the “Existing Seller Facilities”) and any new facilities leased by the Sellers in the ordinary course of business after the date hereof and approved by the Buyer in writing (the “New Seller Facilities,” and, together with the Existing Seller Facilities, the “Seller Facilities”);

(c)                                  to the extent assignable, all right, title and interest in all licenses, permits, applications, registrations, exemptions, notices of intent, franchises, consents, waivers, variances, authorizations, approvals and orders issued by any federal, state, municipal or other governmental authority (collectively, the “Permits”) relating to the Assets or the Business, including those listed on Schedule 1.1(c) hereto (collectively, the “Assigned Permits”);

(d)                                 to the extent assignable, (i) all real property lease agreements related to the Seller Facilities and listed on Schedule 1.1(d)(i) (collectively, the “Existing Leases”), (ii) all real property lease agreements related to the New Seller Facilities (collectively, the “New Leases,” and, together with the Existing Leases, the “Assumed Leases”), and (iii) all equipment leases, agreements, contracts, commitments or other legally binding contractual rights or obligations (whether written or oral) (“Contracts”) entered into by the Sellers in the conduct of the Business and listed on Schedule 1.1(d)(iii) hereto (collectively, including the Assumed Leases, the “Assigned Contracts”);

(e)                                  all rights under express or implied warranties from the vendors to the Sellers with respect to the Assets, to the extent they are assignable;

(f)                                   all rights, title and interests in, to and under all rights, privileges, claims and causes of action relating or pertaining to the Assets or the Business to the extent they are assignable;

(g)                                  all personnel files (including driver qualification files) and other materials relating to employees of the Sellers that are hired by the Buyer;

(h)                                 all goodwill and going concern value of the Assets and the Business;

(i)                                     all books, records, papers, and instruments of whatever nature and wherever located that are in the possession or control of the Seller and which relate to the Business or the Assets, including books of account, sales documents, operating procedures, training manuals, business records, accounting, Tax (as hereinafter defined) and financial records, personnel and litigation records, supplier lists, mailing lists, computer and electronic data processing material, but excluding the Sellers’ corporate seal, minute books, organizational documents and book recording the transfer of shareholder interests;

(j)                                    all signage and other advertising of the Sellers used in the Business;

(k)                                 the vehicles listed on Schedule 1.1(k) and any lease or purchase agreements related thereto (collectively “Vehicles”);

(l)                                     all cash and cash equivalents of the Sellers associated with the Business, including marketable securities;

(m)                             all bank and deposit accounts of the Sellers associated with the Business listed on Schedule 1.1(m), and amounts on deposit therein;

(n)                                 all accounts and notes receivable of the Sellers associated with the Business; and

(o)                                 all prepaid expenses and deposits by the Sellers with third parties associated with the Business.

1.2                               Excluded Assets.  Notwithstanding anything to the contrary in Section 1.1 hereof, the Assets will not include any of the following assets of the Sellers:

(a)                                 the assets and personal property listed on Schedule 1.2(a) (collectively, the “Excluded Assets”);

(b)                                 accounts receivable due to any Seller from any Shareholder;

(c)                                  all rights of the Sellers under this Agreement and the other agreements and instruments executed and delivered in connection with this Agreement;

(d)                                 the minute books, organizational documents, books recording the transfer of shareholder interests, and corporate seals of the Sellers;

(e)                                  all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by the Sellers with respect to the Retained Liabilities or any of the Excluded Assets;

(f)                                   all Contracts other than the Assigned Contracts;

(g)                                  the Sellers’ employee benefit plans;

(h)                                 all Permits other than the Assigned Permits; and

(i)                                     all policies of insurance, binders, fidelity, surety or similar bonds of the Sellers and the coverage afforded thereby, including all prepaid premiums.

1.3                               Assumed Liabilities. At the Closing (as hereinafter defined), Buyer will assume and agree to pay, honor and discharge, when due (a) any and all liabilities, obligations and commitments arising out of the Assigned Contracts and Assigned Permits after the Closing Date (other than liabilities related to any failure by the Sellers to comply with the terms thereof prior to the Closing Date and other than lease adjustments related to periods prior to the Closing Date that are not included in Closing Date Current Liabilities (the “Unaccrued Lease Adjustments”)) and (b) all accrued expenses and accounts payable related to the Business and the Assets outstanding on the Closing Date and reflected on the Closing Balance Sheet (the “Closing Date Current Liabilities”) (collectively, the “Assumed Liabilities”).  For clarification, such Assumed Liabilities shall not include (i) except as specifically set forth in Section 7.1 with respect to Transfer Taxes (as hereinafter defined) and Section 7.2 with respect to Property Taxes (as hereinafter defined), any liability for Taxes (A) of the Sellers, or (B) resulting from, relating to, arising in connection with the use, or attributable to the ownership or operation of the Assets or the Business prior to the Closing Date or the transfer of the Assets hereunder, (ii) any loans, advances, or other indebtedness or guarantees of either Seller, whether or not related to the Business, (iii) any obligation or liability arising under or relating to either Seller’s employee benefit plans, including any contributions, fees, penalties, excise taxes, remedial payments, corrective contributions or benefits due under such plans as of the Closing Date, (iv) claims, disputes, liabilities or any losses or obligations arising prior to the Closing Date from customer claims; (v) any other liability owed by either Seller to the Shareholders, or any affiliate thereof; or (vi) attorneys’ fees and any other fees and expenses incurred by either Seller or Shareholders in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby.

1.4                               Retained Liabilities.  Except for the Assumed Liabilities, and as otherwise provided in this Agreement, the Buyer shall not assume or be responsible for any claims against or commitments, contracts, agreements, obligations or other liabilities of the Sellers, whether known or unknown, asserted or unasserted, accrued or unaccrued, absolute or contingent, liquidated or unliquidated, due or to become due, and whether contractual, statutory, or otherwise (collectively, the “Retained Liabilities”).

1.5                               Allocation Reporting.  Within thirty (30) days after the Net Working Capital has become final and binding pursuant to Section 2.2, the Buyer shall prepare and deliver to each Seller an allocation schedule (each such schedule is an “Allocation Schedule”) allocating the Purchase Price (which for purposes of this Section 1.5 shall include any Assumed Liabilities required to be treated as part of the purchase price for U.S. federal income tax purposes) paid to such Seller among the Assets purchased from such Seller in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder.  The Buyer’s proposed Allocation Schedule shall become final and binding upon the Parties unless the Seller to which the

Allocation Schedule is applicable provides written notice to the Buyer of any reasonable objections to the Buyer’s proposed Allocation Schedule, stating in reasonable detail each disputed item, within twenty (20) days following the receipt by such Sellers of the Buyer’s proposed Allocation Schedule.  The Buyer and such Seller shall endeavor in good faith to resolve any such objections, and any such resolved objections shall be incorporated into the applicable Allocation Schedule and be final and binding on the Parties.  If the Buyer and such Seller are not able to resolve all such objections within thirty (30) days following the Buyer’s receipt of such objections, then the unresolved items shall be submitted to binding arbitration to be determined by the same independent accounting that resolved the Net Working Capital dispute pursuant to Section 2.2 or, if no such firm exists, by an independent accounting firm not affiliated with either Party as may be mutually agreed upon by the Buyer and such Seller within fifteen (15) days after the end of the foregoing 30-day period.  The independent accounting firm shall render its opinion on the disputed items, which opinion shall be shall be incorporated into the applicable Allocation Schedule and shall be final and binding on the Parties.  The Buyer and such Seller shall each bear fifty percent (50%) of the costs of such independent accounting firm.  Any adjustment of the Purchase Price pursuant to this Agreement shall be allocated among the Assets in a manner consistent with the applicable Allocation Schedule.  The Parties and each of their respective affiliates shall report, act, and file all Tax Returns (as hereinafter defined) (including, but not limited to, IRS Form 8594) in all respects and for all purposes consistent with the Allocation Schedules.  The Sellers shall timely and properly prepare, execute, file and deliver all such documents, forms, and other information as the Buyer may reasonably request in preparing the Allocation Schedules.  No Party shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Allocation Schedules unless required to do so by applicable law.

1.6                               Nonassignable Contracts.  In the case of any Assets constituting Assigned Contracts that are not by their terms assignable or that require the consent of a third party in connection with the transfer or assignment by the Sellers, the Sellers shall have used Commercially Reasonable Efforts to obtain or cause to be obtained in writing prior to the Closing Date any consents necessary to convey the benefits thereof.  To the extent such necessary consents have not been obtained as of the Closing Date and the Parties proceed with the Closing, such Assigned Contracts will be deemed not to have been transferred or assigned as of the Closing Date and any related obligations shall be considered to be Retained Liabilities.  The Sellers will use their Commercially Reasonable Efforts to assist the Buyer in such manner as may reasonably be requested by the Buyer for the purpose of obtaining such consents following the Closing Date.  Upon receipt of any such consent after the Closing, such Assigned Contract shall constitute part of the Assets and the related obligations arising thereafter will be Assumed Liabilities.  For any period of time after Closing during which any necessary consent or approval is not obtained, the Sellers shall cooperate, at the Sellers’ expense, with the Buyer in any reasonable arrangement reasonably requested by the Buyer designed to provide the Buyer with all of the benefits under such contract, lease or other agreement as if such consent or approval had been obtained.  As used in this Agreement, the term “Commercially Reasonable Efforts” means the efforts that a reasonable Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible, but will in no event be deemed to require the payment of any monies except as expressly set forth in this Agreement or the commencement of any proceedings.

ARTICLE II
THE PURCHASE PRICE

2.1                               Purchase Price.  The aggregate purchase price (the “Purchase Price”) to be paid by the Buyer to the Sellers in consideration of the sale, assignment, and transfer of the Assets shall be $15,750,000.

2.2                               Adjustments to Purchase Price.  The Purchase Price shall be adjusted as follows:

(a)                                 Net Working Capital.

(i)                                     Within forty-five (45) days after the Closing Date, the Buyer shall prepare and submit in writing to the Sellers the combined closing balance sheet (the “Closing Balance Sheet”) reflecting the acquired Assets and the Assumed Liabilities, determined in accordance with GAAP and, to the extent consistent therewith, the Sellers’ past practices, consistently applied.  Unless the Sellers object to the Closing Balance Sheet within fifteen (15) days of receipt, it shall be binding on the Parties.  The Purchase Price shall be adjusted dollar for dollar upward or downward, as applicable, based on the amount by which the aggregate Net Working Capital on the date that is immediately prior to the Closing Date is higher or lower, as applicable, than zero (the “Net Working Capital Adjustment”).  In the event that the Net Working Capital Adjustment results in an upward adjustment of the Purchase Price, such adjustment shall be paid by the Buyer to the Sellers in cash within five (5) days of the date that the Net Working Capital Adjustment is finally determined.  If the Net Working Capital Adjustment results in a downward adjustment of the Purchase Price, the next Note Post-Closing Payment(s) shall be reduced by an aggregate amount equal to such adjustment amount.  The Sellers shall remain obligated to the Buyer for the net aggregate amount owed by the Sellers to the Buyer pursuant to this Section 2.2(a) that is not offset against a Note Post-Closing Payment, and shall pay such amounts to the Buyer within ten (10) Business Days of receipt of written notice from the Buyer that the remaining Note Post-Closing Payments are insufficient to fully offset such amount.

(ii)                                  If the Sellers dispute the Closing Balance Sheet, then the Sellers shall provide written notice to the Buyer of such dispute (the “Protest Letter”), in which case the Closing Balance Sheet shall not be binding upon the Sellers and the Buyer until such dispute shall be resolved pursuant to this Section 2.2(a)(ii).  If the Sellers deliver to the Buyer a Protest Letter in accordance with this Section 2.2(a)(ii), then the Buyer and the Sellers shall attempt to resolve the matter(s) in dispute in good faith.  If any such dispute cannot be resolved by the Buyer and the Sellers within thirty (30)

Business Days after the delivery of the Protest Letter, then the specific matter(s) in dispute shall be submitted to an independent accounting firm not affiliated with either Party as may be mutually agreed upon by the Parties, which firm shall render its opinion as to such matter(s).  Based on such opinion, such independent accounting firm will then send to the Buyer and the Sellers its determination on the specific matter(s) in dispute, which determination shall be final and binding on the Parties hereto.  If the independent accounting firm’s determination is closer to the Net Working Capital Adjustment proposed by the Buyer, then the fees and other costs charged by such independent accounting firm shall be borne by the Sellers.  If the independent accounting firm’s determination is closer to the Net Working Capital Adjustment proposed by the Sellers, then the fees and other costs charged by such independent accounting firm shall be borne by the Buyer.

(iii)                               As used in this Agreement, the term “Net Working Capital” shall mean, as of any date, Current Assets minus Current Liabilities.  “Current Assets” means the cash and cash equivalents, bank and deposit accounts (including amounts on deposit therein), accounts receivable, inventory and all other current assets related to the Business as of the relevant date of determination acquired by the Buyer, determined in accordance with GAAP and, to the extent consistent therewith, the Sellers’ past practices, consistently applied.  “Current Liabilities” means the accounts payable, accruals and all other current liabilities related to the Business as of the relevant date of determination assumed by the Buyer, determined in accordance with GAAP and, to the extent consistent therewith, the Sellers’ past practices, consistently applied.

(b)                                 Lease Adjustments.  If, at any time on or prior to the first anniversary of the Closing Date, the Buyer is required under the terms of any Assumed Lease in effect on the Closing Date to pay any additional amounts under such Assumed Lease as a year-end adjustment (such as common area expenses or ad valorem property taxes), the Sellers shall reimburse the Buyer for a pro rata amount of such year-end adjustment allocated to the portion of such year ending on the Closing Date (each, a “Seller Lease Adjustment”).  If the Sellers dispute the amount of any such Seller Lease Adjustment, the Sellers and the Buyer shall jointly negotiate such additional amounts with the applicable landlord and the amount of any Seller Lease Adjustment shall not be finalized without the prior written approval of the Sellers, which shall not be unreasonably withheld or delayed.  After final resolution of the amount owed by the Sellers as provided in this Section 2.2(b), the Buyer will offset the next Note Post-Closing Payment(s) by the aggregate amount of such unpaid Seller Lease Adjustments.  The Sellers shall remain obligated to the Buyer for the net aggregate amount owed by the Sellers to the Buyer pursuant to this Section 2.2(b) that is not offset against a Note Post-Closing Payment, and shall pay such amounts to the Buyer within ten (10) Business Days of receipt of written notice from the Buyer that the remaining Note Post-Closing Payments are insufficient to fully offset such amounts.

(c)                                  Other Adjustments.  In the event that any landlord revises the current base rent payable under any Assumed Lease adversely to the tenant thereunder as a condition to such landlord providing consent to the assignment of such lease as part of the transactions contemplated hereunder and informs a Party of such revision in writing on or prior to the Closing Date, the Purchase Price paid at Closing shall be reduced by an amount equal to the aggregate incremental increase in base rent that will be paid by the Buyer over the remaining term of such Assumed Lease.  The Buyer shall inform the Sellers of any such reductions to the Purchase Price in writing prior to the Closing.

2.3                               Payment of the Purchase Price.

(a)                                 Deposit Credit.  The $100,000 cash payment (the “Deposit”) paid to the Sellers contemporaneously with the execution of that certain Exclusivity Agreement dated January 9, 2012 between the Buyer and Xpress Florida shall be credited against payment of the Purchase Price.

(b)                                 Cash Closing Payment.  At Closing, the Buyer shall deliver to the Sellers an aggregate amount equal to $7,900,000 (the “Cash Closing Payment”) less the Estimated Property Taxes, in immediately available funds by wire transfer to one or more accounts designated by the Sellers in writing.

(c)                                  Note Closing Payment.  At Closing, the Buyer shall deliver to the Sellers one or more subordinated, unsecured promissory notes (the “Note”) in the aggregate principal amount of $7,750,000 (the “Note Closing Payment” and together with the Cash Closing Payment, the “Closing Payment”), payable in four equal installments (each a “Note Post-Closing Payment”) at each June 30, September 30, December 31 and March 31 occurring on or before September 30, 2013, and bearing interest at 8% per annum on the outstanding principal balance of the Note, substantially in the form attached hereto as Exhibit A.

(d)                                 Effect of Certain Purchase Price Adjustments.  Unless the Sellers or Buyer exercises its right to terminate this Agreement and the transactions contemplated hereunder pursuant to Section 8.1(e) or 8.1(f), to the extent, if any, that the Purchase Price is reduced in accordance with Section 2.2(c), the Note Closing Payment shall be reduced by such downward adjustment.

ARTICLE III
CLOSING

3.1                               Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Buyer’s counsel in Houston, Texas (or such other location as may be agreed by the Parties) on the third business day following the satisfaction or waiver of the conditions to Closing in Section 3.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or on such other date as the Parties may agree (the “Closing Date”).  For convenience, the Parties agree that the Closing may take place by the exchange of electronic signatures to the Closing documents (provided that the original Note executed by Buyer shall be delivered to Sellers’ counsel, in escrow, in advance of Closing, with instructions that the same shall be automatically released from escrow to Sellers at Closing) and delivery of the Cash Closing Payment by wire transfer, followed by the mailing of executed originals of the other Closing documents, without the need for a face to face meeting.

3.2                               Closing Conditions.  The respective obligations of the Sellers and the Buyer to consummate the sale and purchase of the Assets at the Closing shall be subject to the following conditions:

(a)                                 There will not be in effect any injunction or other final order issued by a court of competent jurisdiction materially restraining or prohibiting the consummation of the transactions contemplated by this Agreement.

(b)                                 All applicable waiting periods (and extensions thereof), if any, have expired or otherwise been terminated and all other necessary consents, permits or approvals of and filings with any Governmental Authority relating to the consummation of the transaction contemplated herein shall have been obtained and made.  As used herein, “Governmental Authority” means any United States or foreign, national, federal, state, provincial, municipal, local or other court, arbitral tribunal, judicial, administrative or regulatory agency, commission or department, or any other United States or foreign national, federal, state, provincial, municipal, local or other governmental entity, instrumentality, agency, commission, body, regulator, administrator or official or grand jury.

(c)                                  The representations and warranties of the Sellers, on the one hand, and the Buyer, on the other hand, shall be true and accurate in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date; provided, that representations and warranties that are qualified as to materiality shall be true and correct in all respects.

(d)                                 The other Parties shall have complied with the covenants and agreements set forth herein that are to be performed or complied with by such Party on or before the Closing Date.

(e)                                  Since the date hereof, there shall not have occurred a material adverse effect with respect to the Business, and no event shall have occurred or circumstance exist that, in combination with other events or circumstances, would reasonably be expected to have a material adverse effect. As used in this Agreement, the term “material adverse effect” means any event, occurrence, fact, condition or change that is reasonably expected to have a long-term effect materially adverse to (i) the Business, results of operations, financial condition or assets of the Business, taken as a whole, or (ii) the ability of the Sellers to consummate the transactions contemplated hereby; provided, however, that “material adverse effect” will not include any event, occurrence, fact, condition, or change, directly or indirectly, arising out of or attributable to: (A) any changes, conditions or effects in the United States or foreign economies or securities or financial markets in general (so long as the Business is not disproportionately affected by such conditions as compared with other businesses in the same industry as the Sellers); (B) changes, conditions or effects that affect the industries in which the Business operates (so long as the Business is not disproportionately affected by such conditions as compared with other businesses in the same industry as the Sellers); (C) the effect of any changes in applicable Laws or accounting rules, including GAAP; (D) any change, effect or circumstance resulting from the announcement of this Agreement; (E) conditions caused by acts of terrorism or war (whether or not declared), changes in political conditions, or any man-made disaster or acts of God (so long as the Business is not disproportionately affected by such conditions as compared with other businesses in the same industry as the Sellers; or (F) changes, effects, or circumstances subsequently cured prior to the Closing.

(f)                                   The other Parties shall stand ready to make the deliveries or perform the actions required to be delivered or performed by such Parties at the Closing.

3.3                               Deliveries and Actions by the Seller.  At the Closing, the Sellers shall deliver, or cause to be delivered, to the Buyer:

(a)                                 the Assets, free and clear of all Encumbrances other than the Permitted Encumbrances;

(b)                                 one or more bills of sale, assignments or other conveyances reasonably satisfactory to the Buyer (collectively, the “Assignments”) duly executed by the Sellers;

(c)                                  original certificates of title, registrations and/or certificates of origin (as applicable) related to the Assets, if any, properly endorsed to the Buyer;

(d)                                 valid assignments by Sellers and assumption by Buyer of all lease agreements related to the Seller Facilities, substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), duly executed by the Sellers;

(e)                                  a certificate, dated as of the Closing Date and duly executed by an authorized officer on behalf of each Seller, certifying the matters set forth in Sections 3.2(c) and 3.2(d);

(f)                                   a tax clearance certificate with a date not more than ten (10) days prior to the Closing Date issued by the State of Florida for Xpress Florida and the State of Georgia for Xpress Georgia, and a tax clearance certificate with a date not more than ten (10) days prior to the Closing Date from any other states in which a Seller files Tax Returns or is otherwise subject to Tax;

(g)                                  all consents and approvals required in connection with (i) the execution, delivery and performance of this Agreement and (ii) the assignment of the Assets,

including those consents listed on Schedule 4.1(c) hereto and all landlord consents, in each case, in form reasonably satisfactory to the Buyer;

(h)                                 evidence, reasonably satisfactory to the Buyer, of the release of the Encumbrances listed on Schedule 4.1(f);

(i)                                     documents in a form reasonably satisfactory to Buyer required for the assignment of the Sellers’ rights under all Permits (to the extent permitted by law) constituting part of the Assets;

(j)                                    a secretary’s certificate from each Seller, which certifies as true, accurate, and complete, as of the Closing Date: (i) a copy of the resolutions adopted by the board of directors and shareholders of such Seller, authorizing the execution, delivery, and performance of this Agreement and the ancillary agreements described therein, and the consummation by the Sellers of the transactions contemplated hereby and thereby; (ii) the incumbency of the officer or officers authorized to execute this Agreement and any ancillary agreements on behalf of such Seller; and (iii) copies of the certificate of incorporation and bylaws, or comparable organizational documents of such Seller;

(k)                                 certificates issued by the Secretary of State of the State of Florida evidencing the existence and good standing of Xpress Florida, and by the Secretary of State of the State of Georgia evidencing the existence and good standing of Xpress Georgia, each as of a recent date;

(l)                                     a certificate of each Seller conforming to the requirements of Treasury Regulations Section 1.1445-2(b)(2) stating that such Seller is not a “foreign person” within the meaning of Section 1445 of the Code, in the form and substance reasonably satisfactory to Buyer, dated as of the Closing Date and duly executed by such Seller;

(m)                             certificates of good standing issued by the Secretary of State for each jurisdiction in which any Seller is qualified to do business;

(n)                                 joint written instructions releasing the funds on deposit in the escrow account pursuant to that certain escrow agreement to be dated as of the date hereof by and among the Parties and JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agreement”) to the Buyer, duly executed by the Sellers; and

(o)                                 such other documents and instruments as the Buyer may reasonably request and which are deemed by the Buyer to be reasonably necessary to effect the transactions contemplated herein and by the ancillary agreements.

3.4                               Deliveries and Actions by the Buyer.  At the Closing, the Buyer shall deliver, or cause to be delivered, to the Sellers:

(a)                                 the Cash Closing Payment, as the same may have been reduced, if any, in accordance with Section 2.3(d);

(b)                                 the Note, as the principal amount of same may have been reduced, if any, in accordance with Section 2.3(d);

(c)                                  the Assignment and Assumption Agreement, duly executed by the Buyer;

(d)                                 a certificate, dated as of the Closing Date and duly executed by an authorized officer on behalf of the Buyer, certifying the matters set forth in Sections 3.2(c) and 3.2(d);

(e)                                  a sale for resale certificate, each duly executed by the Buyer, for each of Georgia and Florida;

(f)                                   a secretary’s certificate from the Buyer, which certifies as true, accurate, and complete, as of the Closing Date: (i) a copy of the resolutions of the board of directors, authorizing the execution, delivery, and performance of this Agreement and the ancillary agreements described therein, and the consummation by the Buyer of the transactions contemplated hereby and thereby; (ii) the incumbency of the officer or officers authorized to execute on behalf of the Buyer, this Agreement and any ancillary agreements; and (iii) the certificate of incorporation and bylaws of the Buyer;

(g)                                  a certificate issued by the Secretary of State of the State of Delaware evidencing the existence and good standing of the Buyer, as of a recent date;

(h)                                 joint written instructions releasing the funds on deposit in the escrow account pursuant to the Escrow Agreement to the Buyer, duly executed by the Buyer; and

(i)                                     such other documents and instruments as the Sellers may reasonably request and which are deemed by the Sellers to be reasonably necessary to effect the transactions contemplated herein and by the ancillary agreements.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARTIES

4.1                               Representations and Warranties of the Sellers.  The Sellers, jointly and severally, represent and warrant to the Buyer as follows:

(a)                                 Organization of the Sellers.  Xpress Florida is duly organized, validly existing and in good standing under the laws of the State of Florida and Xpress Georgia is duly organized, validly existing and in good standing under the laws of the State of Georgia.  Each Seller is duly qualified to do business and is in good standing in each jurisdiction in which the Assets are located or in which the nature of the business being conducted with respect to such Assets requires such entity to be so qualified.

(b)                                 Authorization.  Each Seller has the necessary power and authority to enter into and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Sellers and the performance by each Seller of its obligations hereunder have been duly authorized by all necessary corporate action.  Each Shareholder has the requisite competence and capacity to enter into and deliver this Agreement and to perform his obligations hereunder.  This Agreement and all ancillary agreements contemplated to be delivered hereunder constitute the legal, valid and binding obligations of the Sellers, enforceable against each Seller in accordance with their terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency and other laws affecting creditors’ rights generally and by general principles of equity.

(c)                                  Noncontravention.  Neither the execution and the delivery of this Agreement by the Sellers, nor the consummation by the Sellers of the transactions contemplated hereby will (with or without the giving of notices or the passage of time) (i) violate any applicable law or other restriction of any Governmental Authority to which a Seller is subject or any provision of a Seller’s certificate of incorporation or bylaws (or other organizational documents) or (ii) except as set forth in Schedule 4.1(c), conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which either Seller is a party or by which either Seller is bound or to which any of the Assets is subject which (in the case of clause (ii) only) could adversely affect the consummation of the transactions contemplated hereby or the value of the Assets or result in the imposition of any Encumbrance upon any of the Assets.  Except as set forth in Schedule 4.1(c), the Sellers do not need to give any notice to, make any filing with or obtain any authorization, consent or approval of, any Governmental Authority or other third party in order for the Parties to consummate the transactions contemplated by this Agreement.

(d)                                 Capitalization.  All of the issued and outstanding shares of stock of the Sellers are owned beneficially and of record by the Shareholders, free and clear of any Encumbrances (other than any restrictions under federal and state securities laws or other restrictions imposed by the Sellers’ organization documents, including but not limited to, restrictions on the transferability of such shares of stock).  Neither the Shareholders nor the Sellers are under any obligation, contingent or otherwise, to issue, sell or deliver any shares of stock of either Seller or any derivatives thereof.

(e)                                  Financial Statements; Sales Information.

(i)                                     Set forth on Schedule 4.1(e)(i) are the following financial statements (collectively the “Financial Statements”): (A) unaudited combined balance sheets and statements of income as of and for the fiscal year ended December 31, 2011 for the Sellers, (B) unaudited combined balance sheets and statements of income for the fiscal quarter ended June 30, 2012 for the Sellers, and (C) unaudited balance sheets and statements of income as of and for the six months ended June 30, 2012 for the Sellers.  The Financial

Statements, have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the respective periods (except that such unaudited financial statements do not contain all notes required by GAAP and are subject to normal year-end audit adjustments), and present fairly the financial condition and the results of operations of the Sellers for the periods covered thereby, are correct and complete, and are consistent with the books and records of the Sellers.

(ii)                                  Schedule 4.1(e)(ii) sets forth (A) the annual net sales for each Seller Facility for the calendar year commencing January 1, 2011 and (B) year-to-date net sales for each Seller Facility for the period commencing January 1, 2012 and ending on July 31, 2012 (collectively, the “Sales Information”).  All sales reflected in the Sales Information are sales (1) that have been paid in full by the customer and (2) for which the customer has taken delivery of the product(s), and the Sales Information has been prepared on a consistent basis during the respective periods.  The Sales Information is correct and complete in all material respects, and is consistent with the books and records of the Seller.

(f)                                   Assets.  Except as set forth on Schedule 4.1(f):

(i)                                     The Sellers are the sole and exclusive owners of, and have good and marketable title to, or, in the case of leased assets, have valid and enforceable leasehold interests in, each of the Assets, free and clear of all Encumbrances except for the Encumbrances, if any, listed on Schedule 4.1(f), which will be removed at or prior to the Closing, and the Permitted Encumbrances.  The Sellers are exclusively entitled to possess and dispose of each of the Assets, subject to the consents of landlords with respect to the leased assets listed on Schedule 4.1(f)(i)(A).  At Closing, the Sellers will transfer to the Buyer sole and exclusive, and good and marketable, title to all of the Assets, free and clear of any and all Encumbrances other than Permitted Encumbrances.  There are no outstanding agreements or options to sell which grant to any Person other than the Buyer the right to purchase or otherwise acquire any of the Assets except for certain recapture/termination rights in favor of landlords in the leased assets listed on Schedule 4.1(f)(i)(B).  Neither the Shareholders nor any third person owns or has an interest in any equipment, supplies, personal property or other assets used in the Business, other than assets leased pursuant to the Assigned Contracts.

(ii)                                  The Assets include all assets and rights used by the Sellers in the operation and conduct of the Business. Each such tangible asset has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear, except for salvaged items and items currently under repair), is suitable for the purposes for which it currently is used and has all registrations required by applicable laws, rules and regulations or the requirements of any Governmental Authority.  The Inventory is merchantable and fit for the purpose for which it was procured and of a quantity reasonable in the current (and the currently foreseeable) circumstances of the Sellers.  All registration dues or fees required to be paid by the Sellers with respect to any Asset prior to Closing have been paid.

(iii)                               To the Sellers’ knowledge, the Business as presently conducted does not interfere with, infringe upon, misappropriate or otherwise come into conflict with, any intellectual property rights of any person.

(g)                                  Contracts.  The Sellers have made available to the Buyer true and complete copies of all of the Assigned Contracts that are in Sellers’ possession.  In respect of any Assigned Contract for which a copy has not been provided to the Buyer, no such Assigned Contract (i) provides for or requires the bundling of services, (ii) has a term of more than three (3) years, (iii) will result in payments over the remainder of the term of such Assigned Contract of more than ten thousand dollars ($10,000) in the aggregate (other than the Assigned Contract for the Pompano location, Merchant #4137815, which will not result in payments over the remainder of the term of such Assigned Contract of more than eleven thousand dollars ($11,000) in the aggregate), (iv) provides for or requires minimum spend or use quotas for any specified period, or (v) contains indemnification or limitations of liability provisions that are not reasonable and customary for agreements of the same nature as such Assigned Contract.  None of the Assigned Contracts relate to or were entered into pursuant to a master services agreement.  Each of the Assigned Contracts has been entered into in the ordinary course of business and is a valid and binding agreement of a Seller and, to the Sellers’ knowledge, each other party thereof, enforceable in accordance with its respective terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency and other laws affecting creditors’ rights generally and general principles of equity.  The Sellers have complied in all material respects with all of their obligations pursuant to the Assigned Contracts (other than the Assumed Leases) through the Closing Date, and have complied with all of their obligations pursuant to the Assumed Leases through the Closing Date.   The Sellers are not, and, to the Sellers’ knowledge, no other party is, in default under or in material breach or violation of any of the Assigned Contracts, nor has any Seller received written notice of any asserted claim of default by the Sellers or by any other party under, or a breach or violation of, any of the Assigned Contracts.  The Sellers have made available to the Buyer true and complete copies of all material Contracts related to the Business, other than the Assigned Contracts.

(h)                                 Employee Matters.  Schedule 4.1(h) lists all persons employed on the date hereof by the Sellers in the operation of the Business, the rate of pay for each such person and any and all commission, bonus or other compensation arrangements between the Sellers and any such persons.  Schedule 4.1(h) also indicates whether such person employed by the Sellers is employed pursuant to a written employment agreement.  The Sellers are not parties to or bound by any collective bargaining agreement, nor have the Sellers experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.  To the Sellers’ knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to employees of the Sellers.  As of the Closing Date or within thirty (30) days thereafter, the Sellers will have fully paid all compensation, bonus, incentive and similar payments earned prior to the Closing Date by any employee of the Sellers employed in the Business.  The Sellers do not currently employ any person pursuant to an arrangement with a third party payroll service.  The Sellers (i) are in compliance with all applicable laws respecting employment, employment practices, terms and conditions of employment and wages and hours; (ii) are in compliance with all applicable laws and regulations relating to the employment of aliens or similar immigration matters; and (iii) are not engaged in any unfair labor practice, including, but not limited to, discrimination or wrongful discharge.

(i)                                     Benefit Plans/ERISA.  Neither of the Sellers nor any ERISA Affiliate has ever maintained, contributed to, had an obligation to contribute to, or incurred any liability with respect to, either (i) a multiemployer plan, as such term is defined in sections 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”) or (b) an employee pension benefit plan (as defined in Section 3(2) of ERISA) that is or was subject to Title IV of ERISA or Section 401(a), Section 401(k), Section 412 or Section 430 of the Code or Section 302 or Section 303 of ERISA.  For purposes of this Agreement, the term “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the term “ERISA Affiliate” means a person that as of any date during the six-year period immediately preceding the Closing Date, was or is required to be treated as a single employer under Section 414 of the Code or Section 4001(a)(14) of ERISA with either of the Sellers or both of them.  Neither of the Sellers nor any ERISA Affiliate now has any liability with respect to any Multiemployer Plan or any plan that is subject to Title IV of ERISA or Section 401(a), Section 401(k), Section 412 or Section 430 of the Code or Section 302 or Section 303 of ERISA.  Neither of the Sellers nor any ERISA Affiliate has participated in any union-sponsored multiemployer welfare benefit fund maintained pursuant to any “employee welfare benefit plan” as defined in Section 3(1) of ERISA.  No lien on any of the Assets is imposed under the Code or ERISA on account of any employee benefit plan, program, agreement or arrangement sponsored, maintained, or contributed to by either or both of the Sellers or any ERISA Affiliate or with respect to which either or both of the Sellers or any ERISA Affiliate has any liability or may have any contingent liability (each, a “Seller Benefit Plan”) and no fact or circumstance exists that could reasonably be expected to give rise to any such lien.  None of the Assets, none of the other assets of the Sellers, and none of the assets of any ERISA Affiliate is subject to any lien arising under section 303(k) of ERISA or section 430(k) of the Code.  To the extent applicable, all Seller Benefit Plans have been operated in compliance with Section 4980B(f), and the Sellers intend to continue to maintain a group health plan as defined in Section 5000(b) of the Code after the Closing with respect to the employees of the Sellers.

(j)                                    Subsequent Events.  Except as set forth on Schedule 4.1(j), since June 30, 2012, there has not been any change that constitutes, and no event or events have occurred which have resulted in or constitute, or would reasonably be expected to result in or constitute, a material adverse effect on the Business or the Assets.  Without limiting the foregoing, since that date, and except as set forth on Schedule 4.1(j), none of the following have occurred:

(i)                                     the Sellers have not sold, leased, transferred, assigned or relocated outside the Seller Facilities any of the Assets, other than inventory sold for a fair consideration in the ordinary course of business consistent with past custom and practice;

(ii)                                  the Sellers have not amended adversely to the Sellers or terminated any Assigned Contract;

(iii)                               no material Encumbrance has been imposed upon any of the Assets of the Sellers;

(iv)                              the Sellers have not experienced any damage, destruction, or loss (whether or not covered by insurance) to the Assets or the Seller Facilities;

(v)                                 the Sellers have not entered into any collective bargaining or similar contract or modified the terms of any such existing contract;

(vi)                              the Sellers have not incurred any expenses which may constitute Assumed Liabilities, other than in the ordinary course of business;

(vii)                           the Sellers have not made any distributions of any nature;

(viii)                        the Sellers have not taken any action or made any omission that has resulted, or may reasonably be expected to result, in a dilution of the Sellers’ net working capital;

(ix)                              the Sellers have not committed to pay any bonus or granted any increase in the base compensation of any of its employees employed in the Business other than in the ordinary course of business;

(x)                                 the Sellers have not made any other change in employment terms for any of its employees employed in the Business; and

(xi)                              the Sellers have not committed to do any of the foregoing.

(k)                                 Legal Proceedings.  To the Sellers’ knowledge, there is no complaint or petition in which relief is sought involving, affecting, or relating to the ownership, operation or use of the Assets or that would prevent, delay or make illegal the transactions contemplated by this Agreement.  Except as set forth on Schedule 4.1(k), there is no litigation, action, suit, proceeding or governmental investigation pending or, to the Sellers’ knowledge, threatened against (orally or in writing), involving, affecting or relating to the Sellers, the Assets, the Business or the transactions contemplated by this Agreement.

(l)                                     No Violations.  To the Sellers’ knowledge, there is no (i) violation of any statute, law, rule or regulation or any judgment, order, writ, injunction or decree of any Governmental Authority to which the Assets or the Business are subject, or (ii) claim asserted by any Governmental Authority that the Business or any Asset is in violation of any legal requirement.  The Sellers hold all Permits as are necessary to carry on the Business.  The Sellers are not in violation of any such Permit.  All such Permits are in full force and effect, and, to the Sellers’ knowledge, no written or oral notice of suspension, revocation or cancellation thereof has been threatened.

(m)                             Tax Matters.

(i)                                     All Tax Returns required to be filed that encompass or relate in any manner to the Assets or the Businesses have been duly and timely filed, and all such Tax Returns are materially true, correct, and complete.  All Taxes (whether or not shown on any Tax Return) relating to the Assets or the Businesses that are due and payable have been timely paid.  Neither of the Sellers has been within the last three (3) full calendar years, or is currently the subject of an audit, other examination, matter in controversy, proposed adjustment, refund litigation or other proceeding with respect to Taxes, nor is either of the Sellers aware of any such issue or potential issue with respect to any Tax authority.  No Tax deficiency has been proposed or assessed against either of the Sellers, and none of the Sellers has executed any waiver of any statute of limitations on the assessment or collection of any Tax.  Except with respect to Taxes not yet due and payable, there are no Encumbrances for unpaid Taxes upon the Assets and, to the Sellers’ knowledge, no claim for unpaid Taxes has been made by any Tax authority that could give rise to any such Encumbrance.  There is no Tax sharing agreement, Tax allocation agreement, Tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes) that will require any payment by either of the Sellers as a result of the sale of the Assets.  Neither of the Sellers is a “foreign person” within the meaning of Section 1445 of the Code.  Each of the Sellers has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.  None of the Assets includes any stock, partnership interests, limited liability company interests, legal or beneficial interests or any other equity interests in or of any person, and none of the Assets are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.  None of the Assumed Liabilities includes:  (A) an obligation to make a payment that is not deductible under Section 280G of the Code; (B) an obligation to make a payment to any person under any Tax allocation agreement, Tax sharing agreement, Tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes; (C) an obligation under any record retention, transfer pricing, closing or other agreement or arrangement with any Tax authority that will survive the Closing or impose any liability on the Buyer after the Closing; (D) an obligation under any and all agreements, contracts, arrangements and plans to indemnify, gross-up or otherwise compensate any Person, in whole or in part, for any excise Tax under Section 4999 of the Code that is imposed on such person or individual or any other person; or (e) an obligation to pay the Taxes of any person as a transferee or successor, by contract or otherwise, including an obligation under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law).  The transactions in this Agreement are a complete and bona fide liquidation of a business of Xpress Georgia, and the Sellers have made no sales of other assets of the Business within the last thirty (30) days.

(ii)                                  For purposes of this Agreement, “Tax” or “Taxes” means (A) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes or other tax of any kind whatsoever, whether disputed or not, imposed by or on behalf of or payable to any Governmental Authority, together with all interest, penalties and additions imposed with respect thereto; (B) any liability for the payment of any item described in clause (A) as a result of being a member of an affiliated, consolidated, combined, unitary, or aggregate group for any period, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or foreign law, order, decree, regulation, rule or judgment; (C) any liability for the payment of any item described in clause (A) or (B) as a result of any express or implied obligation to indemnify any person or as a result of any obligations under any agreements or arrangements with any person with respect to such item; or (D) any successor or transferee liability for the payment of any item described in clause (A), (B) or (C) of any person, including by reason of being a party to any merger, consolidation, conversion or otherwise.

(iii)                               For purposes of this Agreement, “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(n)                                 Environmental.  Except as set forth on Schedule 4.1(n):

(i)                                     The Sellers and the operations of the Business are in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements and obligations of Environmental Laws and related orders of any court or other Governmental Authority.

(ii)                                  All licenses, permits, consents or other approvals required under Environmental Laws that are necessary to the operations of the Sellers and the Business have been obtained and are in full force and effect.

(iii)                               There are not any existing, pending, or, to the Sellers’ knowledge, threatened, actions, suits, claims, investigations, inquiries or proceedings by or before any Governmental Authority directed against the Sellers or the Business that pertain or relate to (i) any remedial obligations under any applicable Environmental Law, (ii) violations by either Seller or the Business of any Environmental Law, (iii) personal injury or property damage claims relating to a release or threatened release of Hazardous Materials, or (iv) response, removal or remedial costs under CERCLA or any similar state law.

(iv)                              To the Sellers’ knowledge, there has been no release of Hazardous Materials on, at or under any real property owned, leased or operated by the Sellers or the Business.

(v)                                 Neither the Sellers nor, to the Sellers’ knowledge, any prior owner or operator of the Assets or the Seller Facilities, have caused or allowed the generation, use, treatment, storage or disposal of Hazardous Materials at any property owned, leased or operated by either Seller or the Business except in material compliance with all applicable Environmental Laws.

(vi)                              All Hazardous Materials, or potentially hazardous materials, used in the ordinary course of the Business, including any sealants, fabric protectors or other similar materials have been stored, used and disposed of in accordance with manufacturer instructions and in material compliance with Environmental Laws.

(vii)                           For purposes of this Section 4.1(n), “Environmental Laws” means all laws, rules, regulations, statutes, ordinances, decrees or orders of any Governmental Authority relating to (i) the control of any potential pollutant or protection of human health or the environment (including air, water or land), (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, and (iii) exposure to hazardous, toxic or other substances alleged to be harmful, and includes without limitation, (1) the terms and conditions of any license, permit, approval, or other authorization by any Governmental Authority, and (2) judicial, administrative, or other regulatory decrees, judgments, and orders of any Governmental Authority.  The term “Environmental Laws” shall include, but not be limited to the following statutes and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., and any state, county, or local laws and regulations similar thereto.  “Hazardous Materials” means any (i) toxic or hazardous materials or substances; (ii) solid wastes, including asbestos, polychlorinated biphenyls, mercury, flammable or explosive materials; (iii) radioactive materials; (iv) petroleum or petroleum products (including crude oil); and (v) any other chemical, pollutant, contaminant, substance or waste that is regulated or for which liability or standards of care are imposed under any Environmental Law.

(o)                                 Undisclosed Liabilities.  The Sellers have no liability of any nature (absolute, accrued, contingent or otherwise) related to the Business or the Assets, including any contracts, guaranties, or other agreements in which any officer, director, member, representative, agent, or other affiliate of the Sellers has guaranteed, personally or otherwise, the performance of any party to or under an agreement or made any other contractual guaranty, promise, or other undertaking, except (i) as expressly set forth on Schedule 4.1(o) hereto and (ii) liabilities or obligations reflected or reserved against in the Financial Statements.

(p)                                 Real Estate.

(i)                                   The Sellers do not own real property in fee in connection with the Business nor do the Sellers have any such real property under contract or option to purchase.

(ii)                                Each Seller has a valid, binding and enforceable leasehold interest in each of the Assumed Leases to which it is a party, in each case, free and clear of any Encumbrances, except for Permitted Encumbrances.  The Sellers presently occupy each such leased real property free of any subleases, occupancy agreements, licenses, concessions or other agreements granting to any party or parties (other than the Sellers and the applicable landlords) a right of use or occupancy of any portion of such leased real property.  The Sellers have delivered to the Buyer a true and complete copy of each Assumed Lease.  Each Seller’s possession and quiet enjoyment of each such leased real property under each of the Assumed Leases has not been disturbed and there are no material disputes with respect to any of the Assumed Leases.  There exists no default or any event that with notice or lapse of time or both would become a default on the part of either Seller or, to the Sellers’ knowledge, any other parties under the Assumed Leases.

All leased premises and tenant improvements located on or within such leased real property are in good operating condition, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are currently being used.  No Seller has received any written notice that its occupancy, use or the condition of any leased premises is in violation of any applicable laws, zoning ordinances or land use restrictions.  No security deposit or portion thereof deposited with respect to any Assumed Leases has been applied in respect of a breach of or default under any of the Assumed Leases that has not been re-deposited in full.  The Sellers do not owe and will not owe in the future any brokerage commissions or finder’s fees with respect to any of the Assumed Leases.  There are no unsatisfied capital expenditure requirements or remodeling obligations of either Seller under any of the Assumed Leases, other than ordinary maintenance and repair obligations.  Neither Seller has assigned, transferred, sublet, or granted any person the right to use or occupy any of the leasehold premises arising under the Assumed Leases or granted any other security interest in any Assumed Lease or any interest therein.

(iii)                               Schedule 4.1(p)(iii) sets forth, in respect of each Assumed Lease, the date and name of the parties to such Assumed Lease, description, including mailing address, of the leased premises, the commencement and expiration dates of the lease term and any renewal terms, the amount of monthly or annual rental payments, the amount of the security deposit, and whether such security deposit or portion thereof has ever been applied in connection with a breach or default, and the status of rental payments, including any rental payments in arrears, any prepaid rent and the date through which rent is paid as of the date hereof.  The Assumed Leases constitute all of the written and oral agreements of any kind for the leasing, rental, use or occupancy of leased real property to which the Sellers are a party.  Except as specifically indicated in Schedule 4.1(p)(iii), the Assumed Leases are the result of bona fide arms length negotiations between the parties.

(q)                                 Insurance.  The Sellers and their properties and assets are insured against such risks and in such amounts as are reasonably prudent in accordance with industry practices or as required by law.  Schedule 4.1(p) hereto sets forth a list of all insurance policies owned by the Sellers by which the Sellers or any of their properties or assets is covered against present losses, all of which are now in full force and effect.  No insurance has been refused with respect to any operations, properties or assets of the Sellers nor has coverage of any insurance been limited by any insurance carrier that has carried, or received any application for, any such insurance during the last three (3) years.  No insurance carrier has denied any claims made against any of the policies listed on Schedule 4.1(p) hereto.

(r)                                    Bank Accounts.  Schedule 1.1(m) and Schedule 1.2(a) collectively set forth a complete list of all of the Sellers’ bank and deposit accounts, including bank name, bank address, ABA number, account name and account number.

(s)                                   Brokers’ Fees.  The Sellers have not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement for which the Buyer could become liable.

(t)                                    Accuracy of Information Furnished.  No representation, statement or information contained in this Agreement (including the various Schedules attached hereto) or any agreement executed in connection herewith or in any certificate delivered pursuant hereto or thereto or made or furnished to the Buyer or its representatives by the Sellers, contains or shall contain any untrue statement of a material fact or omits or shall omit any material fact necessary to make the information contained therein not misleading.  The Sellers have provided the Buyer with true, accurate and complete copies of all documents listed or described in the various Schedules attached hereto.

As used herein, the term “Sellers’ knowledge” shall mean the actual knowledge, after due inquiry, of the Shareholders.

4.2                               Representations and Warranties of the Buyer.  The Buyer hereby represents and warrants to the Sellers as follows:

(a)                                 Organization of the Buyer.  The Buyer is duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business being conducted requires the Buyer to be so qualified.

(b)                                 Authorization.  The Buyer has the necessary power and authority to enter into and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Buyer and the performance by the Buyer of its obligations hereunder have been duly authorized by all necessary action on its part.  This Agreement and all agreements contemplated to be delivered hereunder constitute the legal, valid and binding obligations of the Buyer enforceable against it in accordance with their terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency and other laws affecting creditors’ rights generally.

(c)                                  Noncontravention.  Neither the execution and the delivery of this Agreement by the Buyer, nor the consummation by the Buyer of the transactions contemplated hereby will (with or without the giving of notices or the passage of time) (i) violate any applicable law or other restriction of any Governmental Authority to which the Buyer is subject or any provision of the charter or bylaws (or other organizational documents) of the Buyer or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Buyer is a party or by which the Buyer is bound.  The Buyer does not need to give any notice to, make any filing with or obtain any authorization, consent or approval of, any Governmental Authority or other third party in order for the parties to consummate the transactions contemplated by this Agreement.

(d)                                 Legal Proceedings.  To the Buyer’s knowledge, there is no complaint or petition in which relief is sought that would prevent, delay or make illegal the transactions contemplated by this Agreement.  There is no litigation, action, suit, proceeding or governmental investigation pending or, to the Buyer’s knowledge, threatened (orally or in writing), which could have a material adverse effect on the financial status of the Buyer or the transactions contemplated by this Agreement.

(e)                                  Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Business and the Assets. Buyer acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Sellers set forth in Section 4.1 of this Agreement (including related portions of the Disclosure Schedules); and (ii) neither Sellers nor any other Person has made any representation or warranty as to Sellers, the Business, the Assets or this Agreement, except as expressly set forth in Section 4.1 of this Agreement (including the related portions of the Disclosure Schedules).

(f)                                   Brokers’ Fees.  The Buyer has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement for which the Sellers could become liable.

As used herein, the term “Buyer’s knowledge” means the actual knowledge, after due inquiry, of Jim Black.

ARTICLE V
PRE-CLOSING COVENANTS

5.1                               Operation in Ordinary Course.  From the date hereof until the earlier of the Closing or the date on which this Agreement terminates or is terminated pursuant to ARTICLE VIII, the Sellers will (i) conduct the Business only in the ordinary course, in substantially the same manner in which it has been previously conducted and not undertake any business activities outside the ordinary course without the Buyer’s prior written consent, which shall not be unreasonably withheld; (ii) use its Commercially Reasonable Efforts to preserve intact its business organization and goodwill with respect to the Business, keep available the services of its officers and employees as a group and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; (iii) consistent with applicable laws, confer on a regular and frequent basis, at the Buyer’s reasonable request, with representatives of the Buyer to report operational matters and the general status of ongoing operations; (iv) notify the Buyer of any emergency or other material adverse change in its Business; (v) not sell, lease, transfer, assign or relocate outside the Seller Facilities any of the Assets, other than Inventory sold in the ordinary course of business consistent with past custom and practice; (vi) not amend adversely to the Seller or terminate any Assigned Contract; (vii)

maintain the Assets in their present state of repair (ordinary wear and tear excepted); and (viii) not enter into any new real property lease without the Buyer’s express prior written consent.  The Buyer acknowledges that except as provided in this Agreement it has no rights to control, direct or approve the operations of the Business prior to the Closing.

5.2                               Exclusivity.  From the date hereof until the earlier of the Closing or the date on which this Agreement terminates or is terminated pursuant to ARTICLE VIII, each Seller agrees that it shall not, directly or indirectly through any of its officers, directors, partners, employees, shareholders, agents or representatives, (i) discuss or pursue a possible sale or other disposition of the Assets or any interest therein with any Person other than the Buyer or its representatives or provide any information to any Person other than the Buyer or its representatives in connection therewith or (ii) except in connection with the performance of this Agreement or to the extent previously disclosed by the Buyer pursuant to Section 5.4, disclose the terms or existence of this Agreement to any Person other than the Buyer or its representatives.

5.3                               Access; Subsequent Information.  From and after the date hereof until the earlier of the Closing or the date on which this Agreement terminates or is terminated pursuant to ARTICLE VIII, the Sellers will provide the Buyer and its representatives and agents reasonable access (during normal business hours and after reasonable advance notice and in a manner that will not unduly disrupt the Business) to the documents relating to the Assets and to the Seller Facilities and with access to the landlords under the Assumed Leases.  The Sellers shall provide monthly Sales Information for each Seller Facility until the Closing promptly after such Sales Information becomes available after the end of the applicable month, but in no event later than 10 days after the end of the applicable month.  The Sellers shall also provide information with respect to any significant changes in the costs of operations of the Assets (other than changes directly attributable to changes in sales volume) and any other documents, financial or otherwise as may be reasonably requested by the Buyer.  The Buyer shall not seek to obtain, from the Sellers’ vendors or otherwise, any information as to the Sellers’ actual pricing of Inventory or vendor terms.  The Buyer agrees that it shall maintain the confidentiality of any proprietary or confidential information or materials it obtains hereunder in accordance with the Confidentiality Agreement (as hereinafter defined).  The Buyer and the Sellers shall mutually agree upon a reasonable timeframe and process through which the Buyer may contact employees of the Business, and any contact by the Buyer with such employees outside the scope of such mutually-approved process prior to the Closing will be subject to the express prior approval of the Seller.

5.4                               Public Announcement.  Except as may be required by applicable law, rule or regulation, including any securities exchange regulation, neither the Buyer nor any Seller (nor any of their respective affiliates) will make or issue any public statement or announcement with respect to this Agreement or the transactions contemplated hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided that, without the consent of the Sellers, the Buyer or its affiliates may issue a press release or make other disclosures as may be required by or advisable under federal securities laws applicable to the Buyer or such affiliate, and discuss any information contained in or related to such disclosure.

5.5                               Efforts.  Each Party will use its Commercially Reasonable Efforts to take all actions and to do all things necessary, proper or advisable to consummate, make effective and comply with all of the terms of this Agreement and the transactions contemplated hereby (including satisfaction, but not waiver, of the closing deliveries required by ARTICLE III).

5.6                               Confidentiality.  The Parties acknowledge and agree that the terms of that certain confidentiality agreement dated as of October 21, 2011 (the “Confidentiality Agreement”) between the Buyer and the Sellers shall survive the execution of this Agreement and the consummation of the transactions contemplated herein.  From and after the Closing Date, (i) any proprietary information concerning the Business or the Assets, (ii) the terms and conditions set forth in this Agreement and any ancillary agreements contemplated herein and (iii) any business, financial, operational or other information, data, documents or knowledge disclosed by, or on behalf of, the Buyer, whether in writing or orally, in connection with any matter arising under this Agreement, in each case, shall be deemed to be “Confidential Information” (as defined in the Confidentiality Agreement) of the Buyer, and the Sellers shall treat such information as confidential in accordance with the Confidentiality Agreement.

ARTICLE VI
POST-CLOSING COVENANTS

6.1                               Employee Matters.

(a)                                 At Closing, the Sellers shall terminate, and the Buyer or one or more of its affiliates may, but shall not be obligated to, offer employment to the employees referenced in Schedule 4.1(h), subject to the completion and satisfaction of any employee screening tests typically administered or assessed by the Buyer or its affiliates in the ordinary course of business.  Any costs and obligations resulting from such offer of employment shall be the sole responsibility of the Buyer and its affiliates.  Any employee of the Sellers employed in the Business immediately before the Closing and who accepts such offer of employment with the Buyer or any of its affiliates and becomes an employee of the Buyer or any of its affiliates on the Closing Date is referred to herein as a “Company Employee.”  The Buyer specifically disclaims any obligation to remunerate any employee of either of the Sellers who, following the Closing Date, may be employed by the Buyer or one of its affiliates, except upon such terms as the Buyer or an affiliate of the Buyer and such employee may agree.  The Sellers make no representation or warranty that any such employee will accept employment with the Buyer.

(b)                                 Neither the Buyer nor any of its affiliates shall be responsible for any costs, obligations or liabilities that may result from the termination of employment by either of the Sellers of any employee of either of the Sellers, regardless of whether such employee may have been or will be employed hired by the Buyer or one of its affiliates immediately following such employee’s termination by either of the Sellers.

(c)                                  The Parties agree that the Buyer does not and will not assume the sponsorship of, or the responsibility for contributions to, or any liability in connection with or with respect to, any Seller Benefit Plan, except as provided in subsection (d) below.

(d)                                 The Sellers will not maintain a group health plan after the Closing Date.  Accordingly, the Parties agree that the group health plan maintained by the Buyer will make continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”) available to M&A qualified beneficiaries (as that term is defined in Treasury Regulation §54.4980B-9, Q&A-4(a)) with respect to the transaction contemplated by this Agreement as required under Treasury Regulation §54.4980B-9, and the Sellers shall remain liable for any COBRA continuation coverage (including, but not limited to, any penalties, excise Taxes or interest resulting from the failure to provide COBRA continuation coverage) required to be provided prior to the Closing with respect to the group health plans maintained by the Sellers or any affiliate of the Sellers.  The Sellers shall timely provide to the Buyer all information reasonably needed by the Buyer to provide COBRA continuation coverage to such M&A qualified beneficiaries.

(e)                                  Prior to and on the Closing Date, the Sellers shall have taken all necessary actions to comply with the Worker Adjustment and Retraining Notification Act (the “WARN Act”) to the extent the Sellers are subject to the WARN Act, and the Buyer shall not have any disclosure or announcement obligations or any other responsibilities under the WARN Act as a result of the transactions contemplated by this Agreement.

(f)                                   Nothing contained in this Agreement shall interfere with the right of the Buyer to terminate the employment of any of the Company Employees at any time, with or without cause, as a result of or in association with the transactions contemplated by this Agreement.  Any liabilities arising from such termination, other than a termination by Buyer in violation of any applicable law, rule or regulation, shall be the responsibility of, and for the account of, the Buyer.

(g)                                  Nothing contained in this Agreement shall create any third party beneficiary rights in any employee or former employee of either of the Sellers, any Company Employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to any matter contemplated under this Section 6.1.

6.2                               Covenant Not to Compete.

(a)                                 Restricted Period.  For a period of five (5) years after the Closing Date, no Seller nor Shareholder shall, either directly or indirectly, for themselves or on behalf of or in conjunction with any other person, persons, partnership, corporation or other entity own, maintain, engage in, or participate in the operation of any store selling bedding or furniture, wholesale or retail, within the United States; provided that such restriction shall not prevent either Shareholder from (i) owning, maintaining, engaging in or participating in or having an interest in any store selling bedding or furniture, wholesale or retail, in the San Francisco Bay Area or (ii) after a period of six (6) months after the Closing Date, owning, maintaining, engaging in or participating in or having an interest in any store selling bedding or furniture, wholesale or retail, anywhere in California.  The “San Francisco Bay Area” shall mean the nine counties of Alameda, Contra Costa, Marin, Napa, San Francisco, San Mateo, Santa Clara, Solano, and Sonoma in the State of California.  The running of the time periods referenced in this Section 6.2(a) shall be tolled during any period of time during which any Seller or Shareholder violates this Section 6.2(a).  Notwithstanding the foregoing provisions of this Section 6.2(a), the Shareholders may own securities in any publicly held Person that is covered by the restrictions set for in this Section 6.2(a), but only to the extent that the Shareholders do not own, of record or beneficially, more than two percent (2%) of the outstanding beneficial ownership of such Person.

(b)                                 Reasonableness.  The Parties acknowledge and agree that the limitations imposed by this Section 6.2 as to time, geographical area, and scope of activity being restrained are reasonable and do not impose a greater restraint than is necessary to protect the goodwill or other business interests of the Buyer.

(c)                                  Severability.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.2 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Section 6.2 shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6.3                               Non-Solicitation.  For a period of two (2) years from and after the Closing Date, no Seller nor Shareholder shall, directly or indirectly, (i) discourage any person from accepting employment with the Buyer or any affiliate or franchisee of the Buyer, (ii) hire or solicit the employment or services of, or cause or attempt to cause to leave the employment or service of the Buyer or any affiliate or franchisee of the Buyer, any person who or which is employed by, or otherwise engaged to perform services for, the Buyer or any affiliate or franchisee of the Buyer (whether in the capacity of employee, consultant, independent contractor or otherwise) or had been an employee of the Buyer or any of its affiliates or franchisees within the previous six (6) months or (iii) induce or attempt to induce, or assist anyone else to induce or attempt to induce, any customer or vendor of the Business, the Buyer or an affiliate or franchisee of the Buyer to reduce or discontinue its business with the Business, the Buyer or an affiliate or franchisee of the Buyer or disclose to anyone else the name and/or requirements of any such customer or vendor; provided, however, that the running of such time period shall be tolled during any period of time during which any Seller or Shareholder violates this Section 6.3; provided, further, that the foregoing restrictions shall not restrict or preclude the Sellers’ or Shareholders’ right to make generalized searches for employees by use of advertisements in the media (including without limitation trade media) or by engaging search firms which are not targeted or focused on employees of the Buyer, nor from hiring any person identified through such permitted activities.

6.4                               Access to Records.  The Sellers and the Buyer will (i) each provide each other with such assistance as may reasonably be requested by the other such Party in connection with (a) the preparation of any Tax Return, audit or other examination by any Governmental Authority or judicial or administrative proceedings relating to liability for Taxes or (b) the Retained Liabilities or Assumed Liabilities, as applicable, (ii) each retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding, determination or Retained Liabilities or Assumed Liabilities, and (iii) each provide the other with notice of any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period.  In the event that either the Buyer or the Sellers are audited in connection with any such Taxes, the Party being audited will notify the other Party of such audit and will not object to the other Party’s appearance in the audit.  To the extent that the Buyer’s obligation under this Section 6.4 necessitates providing access to the Assets or Seller Facilities, upon reasonable prior notice to the Buyer, the Buyer shall afford the Sellers and their representatives, who shall have agreed in writing with the Buyer to be bound by a confidentiality agreement in form satisfactory to the Buyer, access, during regular business hours, to the Assets and the Seller Facilities, including books and records and other documents and data related to the Assets, such rights of access to be exercised in a manner that does not interfere with the operations of the Buyer.

6.5                               Landlord Fees.  The Sellers shall pay all landlord fees or expenses (excluding any landlords’ attorneys’ fees) incurred in connection with obtaining the consents and approvals of such landlords to the transactions contemplated herein, whether charged before or after the Closing Date.

6.6                               Information Technology System.  For a reasonable period after the Closing (such period not to exceed one (1) calendar month), the Sellers shall maintain in operation, at the Buyer’s expense, the information technology and management system used to operate the Business at the Seller Facilities prior to the Closing Date to allow the Buyer sufficient time to transition the operations of the Business to the Buyer’s information technology system.  The Sellers will give the Buyer reasonable access to the system, and shall cooperate with reasonable requests of the Buyer, to facilitate this transition.

ARTICLE VII
CERTAIN TAX MATTERS

7.1                               Transfer Taxes.  Except with respect to the sale and transfer of aircraft, boats, mobile homes, and motor vehicles located in Florida pursuant to this Agreement, the Sellers and Buyer intend for the sale and transfer of the Assets and Businesses pursuant to this Agreement to be exempt from any and all sales, use, excise, value added, transfer, stamp, documentary, filing, recordation, registration, real estate transfer and other similar Taxes, charges or fees imposed by or on behalf of or payable to any Governmental Authority (“Transfer Taxes”) (including by reason of the casual sale exemption provided under Georgia Regulations Section 560-12-1-.07(c) and the occasional or isolated sale exemption provided under Fla. Admin. Code 12A-1.037(2)(d) and 12A-1.055(6)(b)).  The Sellers and Buyer shall each bear one-half of any and all Transfer Taxes that result from, relate to, or arise in connection with the transfer and sale of aircraft, boats, mobile homes, and motor vehicles located in Florida pursuant to this Agreement and, to the extent any such Transfer Taxes exist, any other Transfer Taxes that result from, relate to, or arise in connection with the sale and transfer of the Assets or Businesses pursuant to this Agreement.  The Sellers, at their own expense, shall file all necessary Tax Returns and other documentation with respect to Transfer Taxes, if required by applicable law.  The Sellers and the Buyer agree to use their Commercially Reasonable Efforts to mitigate, reduce or eliminate any Transfer Taxes, and to obtain any certificate or other document from any Tax authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes.  The Sellers and the Buyer shall cooperate with one another in the preparation of any necessary Tax Returns and other related documentation with respect to such Transfer Taxes (including any exemption certificates and forms as each may request to establish an exemption from (or otherwise reduce) or make a report with respect to Transfer Taxes).

7.2                               Property Taxes.  With respect to any personal property Tax (“Property Taxes”), including payments in-lieu-of Property Taxes, assessed on any of the Assets for a Tax period that begins on or before and ends after the Closing Date (a “Straddle Period”), the liability for such Property Taxes shall be prorated on a daily basis between the Sellers and the Buyer as of the Closing Date, (a) with the Sellers being liable for the portion of such Property Taxes equal to the product of (i) the amount of such Property Taxes for the entirety of the Straddle Period, multiplied by (ii) a fraction, the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the total number of days in the Straddle Period, and (b) with the Buyer being liable for the remainder of such Property Taxes.  Prior to the Closing Date, the Buyer and the Sellers shall jointly, in good faith, estimate the amount of Property Taxes payable by the Sellers with regard to Straddle Periods pursuant to this Section 7.2 (the “Estimated Property Taxes”), and Buyer shall receive a credit against the amount due to the Sellers at Closing for the amount of the Estimated Property Taxes.  If the Property Taxes for a Straddle Period cannot be reasonably determined prior to the Closing because the applicable Tax rate or assessment with respect to the applicable Assets is not fixed for such Straddle Period, the amount of Estimated Property Taxes shall be determined based upon the amount of the applicable Property Taxes for the preceding Tax year; provided, that the Sellers and the Buyer shall recalculate and reprorate said Property Taxes and make the necessary adjustments and payments promptly upon the issuance, and on the basis, of the actual Property Tax bills received for such Straddle Period.

7.3                               Survival.  For the avoidance of doubt and notwithstanding anything contained in this Agreement to the contrary, the respective rights and obligations of the Parties under this ARTICLE VII shall survive the Closing indefinitely.

ARTICLE VIII
TERMINATION

8.1                               Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                 By the mutual written consent of the Buyer and the Sellers;

(b)                                 By either the Buyer, on the one hand, or the Sellers, on the other hand, in writing, subject to Section 8.3;

(c)                                  By the Sellers in writing, without liability, if the Buyer shall (i) fail to perform in any material respect the agreements contained herein required to be performed by it on or prior to the Closing Date, or (ii) materially breach any of its representations, warranties or covenants contained herein, which failure or breach is not cured within ten (10) days after the Sellers have notified the Buyer of the Sellers’ intent to terminate this Agreement pursuant to this subparagraph (c);

(d)                                 By the Buyer in writing, without liability, if the Sellers shall (i) fail to perform in any material respect the agreements contained herein required to be performed by it on or prior to the Closing Date, or (ii) materially breach any of its representations, warranties or covenants contained herein, which failure or breach is not cured within ten (10) days after the Buyer has notified the Sellers of the Buyer’s intent to terminate this Agreement pursuant to this subparagraph (d);

(e)                                  By the Buyer or Sellers in writing, without liability, if the Sellers will not be able to validly assign, in the terminating Party’s reasonable discretion, all Assumed Leases at the Closing and the Sellers cannot provide reasonable assurance that all such Assumed Leases will be validly assigned at Closing within ten (10) days after a Party has notified the other Party of the first Party’s intent to terminate this Agreement pursuant to this subparagraph (e);

(f)                                   By either Party in writing, without liability, if the Purchase Price is reduced to an aggregate amount that is less than $15,550,000 pursuant to Section 2.2(c); or

(g)                                  By either the Sellers or the Buyer in writing, without liability, if there shall be any order, writ, injunction or decree of any Governmental Authority binding on the Buyer or the Sellers, which prohibits or restrains the Buyer or the Sellers from consummating the transactions contemplated hereby, provided that the Buyer and the Sellers shall have used their Commercially Reasonable Efforts to have any such order, writ, injunction or decree lifted and the same shall not have been lifted within thirty (30) days after entry, by any such Governmental Authority.

8.2                               Effect of Termination.  Termination of this Agreement pursuant to this ARTICLE VIII shall terminate all obligations of the Parties hereunder, except for the obligations under Section 8.3 (if applicable), Section 10.2, Section 10.4 and this Section 8.2; provided, however, that termination pursuant to subparagraphs (c) or (d) of Section 8.1 shall not relieve a defaulting or breaching Party from any liability to the other Party hereto.

8.3                               Break-Up Fee.  In the event that this Agreement is terminated pursuant to Section 8.1(b) and the non-terminating Party has satisfied all closing conditions or is able to satisfy all closing conditions within one (1) Business Day of such written notice of termination and is otherwise ready, willing and able to close the transactions contemplated hereunder, the terminating Party shall pay, or cause to be paid, to the non-terminating Party by wire transfer of immediately available funds a break-up fee (the “Break-up Fee”) of $200,000 within five (5) Business Days of the date of the termination notice.  On the date hereof, the Buyer shall deposit $200,000 in escrow pursuant to the Escrow Agreement to be paid to the Sellers if the Buyer is required to pay the Break-Up Fee in accordance with this Section 8.3.  At the Closing, or if this Agreement and the transactions contemplated hereunder are terminated for any other reason, such escrowed amount will be released to the Buyer.

ARTICLE IX

INDEMNIFICATION

9.1                               Indemnification by the Sellers.  Subject to the provisions of this ARTICLE IX, the Sellers hereby agree, jointly and severally, to indemnify, defend and hold harmless the Buyer and its officers, directors, stockholders, partners, members, employees, agents and affiliates (collectively, “Buyer Indemnified Persons”) from and against any losses, liabilities, claims, obligations, damages (including diminution in value), strict liability, environmental responsibility, fines, penalties, assessments, deficiencies, actions, causes of action, arbitrations, proceedings, remediations, judgments, settlements, violations or alleged violations of law, costs and expenses (including reasonable attorneys’ fees and all other expenses incurred in investigating, preparing, or defending any litigation or proceeding, commenced or threatened) (collectively, “Damages”) arising out of or resulting from:

(a)                                 any breach of any representation or warranty the Sellers have made in this Agreement or in any other certificate or document the Sellers have delivered pursuant to this Agreement;

(b)                                 any material breach by the Sellers of any of their respective covenants or obligations in this Agreement;

(c)                                  the operation and ownership by the Sellers of, or conditions existing, arising or occurring with respect to, the Assets or the Seller Facilities prior to the Closing Date;

(d)                                 the Retained Liabilities;

(e)                                  Sellers’ non-compliance with the provisions of the bulk sales or bulk transfer laws of any jurisdiction, to the extent applicable to the transactions contemplated hereby;

(f)                                   (A) the employment by the Sellers of any employee employed by a Seller prior to the Closing Date, and (B) the termination of employment by a Seller of any employee of the Sellers, whether or not such employee is hired by the Buyer or one of its affiliates, and whether or not such Damages arise under a Contract, Seller Benefit Plan, applicable law or otherwise; or

(g)                                  any allegation by a third party of any of the foregoing.

9.2                               Indemnification by the Buyer.  Subject to the provisions of this ARTICLE IX, the Buyer hereby agrees to indemnify, defend and hold harmless the Sellers and their officers, directors, shareholders (including, without limitation, the Shareholders), partners, members, employees, agents and affiliates (collectively, the “Seller Indemnified Persons”) from and against any Damages incurred by the Sellers or the Shareholders  arising out of or resulting from:

(a)                                 any breach of any representation or warranty the Buyer has made in this Agreement or in any other certificate or document the Buyer has delivered pursuant to this Agreement;

(b)                                 any breach by the Buyer of its covenants or obligations in this Agreement;

(c)                                  the operation and ownership by the Buyer of, or conditions existing, arising or occurring with respect to, the Assets and the Seller Facilities on or after the Closing Date;

(d)                                 the Assumed Liabilities;

(e)                                  personal guaranties given by a Seller or a Shareholder in respect of the Assigned Contracts and listed on Schedule 4.1(o) (except to the extent such guaranteed obligations relate to Retained Liabilities);

(f)                                   the post-Closing employment by the Buyer of any Company Employee, and (B) the termination of employment by the Buyer of any Company Employee, whether or not such Damages arise under a Contract, applicable law or otherwise; or

(g)                                  any allegation by a third party of any of the foregoing.

9.3                               Limitations on Indemnification.  A Party’s indemnity obligations under this ARTICLE IX shall be subject to the following limitations:

(a)                                 Except with respect to Damages arising out of a breach of the representations under Sections 4.1(a), (b), (g), (i), (j), (n), (o), (q) or (s) which shall not be subject to the Cap (as hereinafter defined), the maximum aggregate liability of the Sellers for Damages for any matter described under Section 9.1(a) shall not exceed in the aggregate an amount that is equal to ten percent (10%) of the Purchase Price, as adjusted in accordance with the terms of this Agreement (the “Cap”).

(b)                                 Except with respect to Damages arising out of a breach of the representations under Section 4.2(a), (b) and (e), the maximum aggregate liability of the Buyer for Damages for any matter described under Section 9.2(a) shall not exceed, in the aggregate, an amount equal to the Cap.

(c)                                  Neither the Buyer Indemnified Parties nor the Seller Indemnified Parties shall be entitled to recover more than once for any Damages that may have resulted from the breach of a representation, warranty, covenant or agreement contained in this Agreement from the occurrence of a single event.

(d)                                 Notwithstanding anything contained herein to the contrary, the foregoing limitations shall not apply in the case of a determination of fraud by a final and non-appealable order of judgment of a court of competent jurisdiction.

(e)                                  No knowledge of, or investigation by or on behalf of, any Party hereto shall constitute a waiver of such Party’s right to enforce any agreement, covenant, representation or warranty contained herein by any of the other Parties or affect the right of a Party to indemnification.

9.4                               Indemnification Procedure.

(a)                                 Promptly after receipt by a party entitled to indemnification hereunder (the “Indemnified Party”) of written notice of the institution of any legal proceeding, or of any claim or demand, asserted by a third party (a “Third Party Claim”) against the Indemnified Party with respect to which a claim for indemnification is to be made pursuant to Section 9.1 or 9.2 herein, the Indemnified Party shall give written notice to the other party (the “Indemnifying Party”) of such Third Party Claim.  The Indemnifying Party shall be entitled to participate in and to assume the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party of such assumption of defense, and, provided that the Indemnifying Party continues to diligently pursue such defense, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof.  No Indemnifying Party will enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnified Party unless such settlement (a) requires solely the payment of money damages by the Indemnifying Party and (b) includes as an unconditional term thereof the release by the claimant or the plaintiff of the Indemnified Party and the persons for whom the Indemnified Party is acting or who are acting on behalf of the Indemnified Party from all liability in respect of the proceeding giving rise to the Third Party Claim.

(b)                                 Any claim by an Indemnified Party on account of Damages which does not result from a Third Party Claim (a “Direct Claim” and, either a Direct Claim or a Third Party Claim, a “Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than sixty (60) days after the Indemnified Party becomes aware of such Direct Claim.  Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail.  The Indemnifying Party will have a period of sixty (60) days within which to respond in writing to such Direct Claim.  If the Indemnifying Party does not so respond within such sixty (60) day period, the Indemnifying Party will be deemed to have accepted such claim, in which event the Indemnifying Party will be required to pay such amounts in accordance with Section 9.5 hereof.

9.5                               Payment.  Payment of any amounts due pursuant to this ARTICLE IX shall be made within ten (10) Business Days after notice is sent by the Indemnified Party.

9.6                               Right of Offset.  The Buyer shall offset one or more Note Post-Closing Payments by an aggregate amount equal to the Buyer’s good faith estimate of the maximum Buyer Damages for which the Buyer has a right of indemnification from the Sellers or Shareholders upon written notice to such Seller or Shareholder irrespective of whether a final, non-appealable judgment with respect to such damages has been obtained.  If the Buyer offsets any Note Post-Closing Payment pursuant to this Section 9.6 and the value of Buyer Damages resulting from the applicable Claim is subsequently reduced, whether due to the receipt of a final, non-appealable judgment or a subsequent evaluation of the Buyer’s good faith estimate of maximum Buyer Damages, the Buyer shall pay to the Sellers such portion of the offset Note Post-Closing Payment(s) equal to the amount by which the value of the Buyer Damages has been reduced.  The Sellers shall remain obligated to the Buyer for the net aggregate amount owed by the Sellers to the Buyer pursuant to this ARTICLE IX that is not offset against a Note Post-Closing Payment, and shall pay such amounts to the Buyer within ten (10) Business Days of receipt of written notice from the Buyer that the remaining Note Post-Closing Payments are insufficient to fully offset such amount.

9.7                               Failure to Pay Indemnification.  If and to the extent the Indemnified Party shall make written demand upon the Indemnifying Party for indemnification pursuant to this ARTICLE IX and the Indemnifying Party shall refuse or fail to pay in full within ten (10) Business Days of such written demand the amounts demanded pursuant hereto and in accordance herewith, then the Indemnified Party may utilize any legal or equitable remedy to collect from the Indemnifying Party the amount of its Damages.

9.8                               Exclusive Remedy.  The Parties agree that the sole and exclusive remedy of any Party hereto or their respective affiliates with respect to this Agreement and any other agreement delivered by either the Sellers or the Buyer in connection with the transactions contemplated hereunder or any other claims relating to the Business, the events giving rise to this Agreement or any ancillary agreements, and the transactions contemplated hereunder or thereunder, shall be limited to the provisions of this ARTICLE IX; provided, however, that this limitation shall not apply in the event of a determination of fraud by a final and non-appealable order of judgment of a court of competent jurisdiction or with respect to claims for injunctive or other equitable relief provided for in any ancillary agreements.

9.9                               Equitable Relief.  The Parties mutually agree that if a violation of any covenant contained in Sections 5.6, 6.2 or 6.3 occurs by the Sellers, such violation may cause irreparable injury to the Buyer and the remedy at law for any such violation may be inadequate.  The Parties further agree that if the Sellers or the Shareholders violate Sections 5.6, 6.2 or 6.3, it would be difficult to determine the entire cost, damage or injury which the Buyer and its affiliates would sustain.  The Parties agree that, upon any breach or anticipated breach by the Sellers or the Shareholders of any covenant contained in Sections 5.6, 6.2 or 6.3, the Buyer or its affiliates shall have the right, in addition to any other rights that may be available to them, to obtain in any court of competent jurisdiction injunctive relief to restrain any violation by the Sellers or the Shareholders of such Section(s) or to compel specific performance by the Seller or the Shareholders of one or more of their obligations under such Section(s) (any requirements for posting of bonds for injunction are hereby expressly waived or reduced to the maximum extent permitted by applicable law).  The seeking or obtaining by the Buyer or its affiliates of such injunctive relief shall not foreclose or in any way limit the right of the Buyer to obtain a money judgment against the Sellers for any damage to the Buyer or its affiliates that may result from any breach by the Sellers or the Shareholders of Sections 5.6, 6.2 or 6.3.

ARTICLE X
MISCELLANEOUS

10.1                        Nature and Survival of Representations.  The representations and warranties of the Buyer, the Sellers and the Shareholders contained in this Agreement shall survive the Closing until the second (2nd) anniversary of the Closing Date; provided, however, that (a) the representations and warranties made in Section 4.1(h) (Employee Matters), Section 4.1(i) (Benefit Plans/ERISA), Section 4.1(m) (Tax Matters) or Section 4.1(n) (Environmental) shall survive the Closing until the expiration of the applicable statute of limitations, and (b) the representations and warranties made in Section 4.1(a) (Organization of the Sellers), Section 4.1(b) (Authorization), Section 4.1(f) (Assets), Section 4.1(p) (Real Estate), Section 4.1(r) (Brokers’ Fees), Section 4.2(a) (Organization of the Buyer), Section 4.2(b) (Authorization), or Section 4.2(f) (Brokers’ Fees) shall survive the Closing indefinitely.  Notwithstanding the immediately preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement will survive the time at which it would otherwise terminate pursuant to the immediately preceding sentence if written (i) notice of the inaccuracy or breach thereof giving rise to such right of indemnity and (ii) demand for indemnification shall have been given to the Party against whom such indemnity may be sought prior to such time; provided, however, that the applicable representation or warranty will survive only with respect to the particular inaccuracy or breach specified in such written notice.  None of the covenants or other agreements contained in this Agreement shall survive the date of the Closing other than those which by their terms contemplate performance after the date of the Closing, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims for breach of covenant asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice form the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims will survive until finally resolved.

10.2                        Notices.  All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given upon actual receipt by the Party to whom addressed or if personally delivered or sent by registered or certified mail (return receipt requested) with postage and registration or certification fees thereon prepaid or reputable overnight courier, to the other Party at the following addresses (or at such other address as shall be given in writing by any Party to the other):

If to the Buyer:

Mattress Firm, Inc.

5815 Gulf Freeway

Houston, Texas 77023

Attention:  Jim R. Black, Treasurer and Secretary

Facsimile No.:  713-921-4053

Email:  Jim.Black@mattressfirm.com

With a copy to:

Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010
Attention: Gene G. Lewis
Facsimile No.: 713-651-5246

Email:  glewis@fulbright.com

If to the Sellers or the Shareholders:

Mattress Xpress, Inc.

6500 A North Powerline Road

Ft. Lauderdale, Florida 33309

Attention:  Mr. Steve Lytell

Email:  stevelytell@sbcglobal.net

The Buyer and the Sellers agree to promptly advise the other Parties hereto of any change of address from that so set forth.

10.3                        Successors and Assigns.  This Agreement, and all rights and powers granted hereby, will bind and inure to the benefit of the Parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto, nor is this Agreement intended to confer upon any other person except the Parties hereto any rights or remedies hereunder.  Notwithstanding the forgoing, the Buyer shall have an absolute right to assign its rights under this Agreement at any time prior to Closing to an affiliate of the Buyer without prior written approval of any other Party.

10.4                        Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to the choice or conflict of law principles thereof.

10.5                        Headings.  The headings preceding the text of the sections and subsections hereof are inserted solely for convenience of reference and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction, or effect.

10.6                        Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one instrument.

10.7                        Further Assurances.  The Parties hereby agree to perform, execute or deliver, or cause to be performed, executed or delivered, such further acts, assurances and instruments as either Party may reasonably require to complete or perfect the conveyance and transfer to the Buyer of all of the Sellers’ right, title and interest in and to the Assets free and clear of any and all Encumbrances other then Permitted Encumbrances consistent with this Agreement, and to do any and all such further acts and things as may be reasonably necessary to effect completely the intent of this Agreement.

10.8                        Amendment and Waiver.  The Parties may by mutual written agreement amend this Agreement in any respect; and any Party, as to such Party, may (a) extend the time for the performance of any of the obligations of any other Party; (b) waive any inaccuracies in representations by any other Party; (c) waive compliance by any other Party with any of the agreements contained herein and performance of any obligations by such other Party; and (d) waive the fulfillment of any condition that is precedent to the performance by such Party of any of its obligations under this Agreement.  To be effective, any such amendment or waiver must be in writing and be signed by the Party against whom enforcement of the same is sought.

10.9                        Entire Agreement.  This Agreement and the Schedules hereto, each of which is hereby incorporated herein, the Escrow Agreement and the other documents executed and delivered pursuant hereto and contemporaneously herewith, set forth all of the representations, warranties, promises, covenants, agreements, conditions, and undertakings between the Parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written other than the Confidentiality Agreement, which shall survive the execution, delivery and performance of this Agreement.  This Agreement does not, and is not intended to, confer upon any Person (other than the Buyer Indemnified Persons and Seller Indemnified Persons pursuant to ARTICLE IX) any rights or remedies hereunder.

10.10                 Severability.  The invalidity of any one or more covenants, phrases, clauses, sentences, or paragraphs of this Agreement shall not affect the remaining portions of this Agreement, or any part thereof, and in case of any such invalidity this Agreement shall be construed as if such invalid covenants, phrases, clauses, sentences, or paragraphs had not been inserted.

10.11                 Expenses.  Except as otherwise expressly agreed herein, the Buyer, on the one hand, and the Sellers or the Shareholders on the other hand, will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

10.12                 Interpretation.  Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.  If a word or phrase is defined, its other grammatical forms have a corresponding meaning.  A reference to a person, corporation, trust, estate, partnership, or other entity includes any of them.  The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  A reference to any agreement or document (including without limitation a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document.  A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns.  A reference to a statute, regulation or other law includes any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder.  A reference to a writing includes a facsimile or email transmission of it and any means of reproducing of its words in a tangible and permanently visible form.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified. The word “including,” “include,” “includes” and all variations thereof shall mean “including, without limitation”.  The Exhibits and Schedules attached to this Agreement are incorporated herein by reference and made a part of this Agreement.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  The word “or” will have the inclusive meaning represented by the phrase “and/or”.  “Shall” and “will” have equal force and effect.  Unless otherwise specified, all references to a specific time of day in this Agreement shall be based upon Central Standard Time or Central Daylight Savings Time, as applicable, on the date in question in Houston, Texas.  References to “$” or to “dollars” shall mean the lawful currency of the United States of America.  No action shall be required of the Parties except on a Business Day and in the event an action is required on a day which is not a Business Day, such action shall be required to be performed on the next succeeding day which is a Business Day.   All references to “day” or “days” shall mean calendar days unless specified as a “Business Day.”  Time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the time period commences and including the day on which the time period ends and by extending the period to the next Business Day following if the last day of the time period is not a Business Day.  As used herein, the term “Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks in Houston, Texas are authorized or required by law to close and the term “Person” means any corporation, general or limited partnership, or limited liability company.

10.13                 Virtual Closing.  A signature page to this Agreement or any other document prepared in connection with the transactions contemplated hereby which contains a copy of a Party’s signature and which is sent by such Party or its agent with the apparent intention (as reasonably evidenced by the actions of such Party or its agent) that it constitute such Party’s execution and delivery of this Agreement or such other document, including a document sent by facsimile transmission or by email in portable document format (pdf), shall have the same effect as if such Party had executed and delivered an original of this Agreement or such other document (except for the Note, which shall be delivered in original form, and not electronically, to be effective).  Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the Party’s intent or the effectiveness of such signature.

[SIGNATURES BEGIN ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

SELLERS:

MATTRESS XPRESS, INC.

By:	/s/ Steven Milesic
Name: Steven Milesic
Title: President

MATTRESS XPRESS OF GEORGIA, INC.

By:	/s/ Steven Milesic
Name: Steven Milesic
Title: President

SHAREHOLDERS:
(solely for the purposes of ARTICLE VI and Section 9.9)

/s/ Steve Lytell
Name: Steve Lytell

/s/ Steven Milesic
Name: Steven Milesic

BUYER:

MATTRESS FIRM, INC.

By:	/s/ Jim R. Black
Name: Jim R. Black
Title: Treasurer and Secretary

Signature Page to Asset Purchase Agreement